Fax ● ASIA PACIFIC ● EUROPE
Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA ● ASIA PACIFIC ● EUROPE

June 9, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Cheryl Brown; Karina Dorin

Re:	Independence Contract Drilling, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 16, 2022
File No. 333-264286

Ladies and Gentlemen:

On behalf of Independence Contract Drilling, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 19, 2022 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-264268) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Sidley Austin LLP to respond to the Staff’s comments on its behalf.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. The Company is concurrently filing via EDGAR a Pre-Effective Amendment No. 2 to the Registration Statement (the “Pre-Effective Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in italics and bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-3 filed May 16, 2022

General

1.

We note your revised disclosure in response to prior comment 4 and reissue the comment. Please revise your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock being registered hereby is subject to shareholder approval in accordance with Section 312.03 of the NYSE Listed Company Manual. In that regard, we note that you have filed a preliminary proxy statement seeking, in part, shareholder approval for the issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance with Section 312.03 of the NYSE Listed Company Manual (the “Share Issuance Proposal”). If applicable, please include risk factor disclosure discussing relevant risks, including any consequences to investors in this offering if the Share Issuance Proposal is not approved.

Response:

We acknowledge the Staff’s comment, and have revised disclosure on page 8 of the prospectus in Pre-Effective Amendment No. 2 to clarify that “This prospectus does not include an additional 1,662,971 shares of common stock approved for issuance upon conversion of up to $7.5 million principal amount of additional Notes issuable to selling stockholders in accordance with the Indenture, which potential issuances of a total of 64,045,085 shares of common stock upon conversion of Notes (including all PIK Notes and additional $7.5 million of Notes) was approved by the Company’s stockholders on June 8, 2022 (the “Shareholder Approval”) in accordance with Section 312.03 of the NYSE Listed Company Manual.”

As the Share Issuance Proposal was approved on June 8, 2022, there are no material risks to investors relating to the consequences of the Company not obtaining approval of the Share Issuance Proposal. We note that certain prior risks relating to the same were previously included in the Company’s definitive proxy statement filed on April 22, 2022 and pages 39 and 40 of the Company’s Form 10-Q filed on May 16, 2022, and accordingly were not included as separate risk factor disclosure in Pre-Effective Amendment No. 1.

* * * * * * *

If you have any questions, please feel free to contact David C. Buck of Sidley Austin LLP at (713) 495-4521.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Philip A. Choyce, Independence Contract Drilling, Inc.